SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 9, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON SEPTEMBER 9, 2002.

Press release

2002-09-09
New strategy for Telia International Carrier

Limiting operations to wholesale business aimed at large customers and the provisioning of services on the profitable parts of the wholly owned network. — Extensive restructuring program. — Positive cash flow expected during 2003 adjusted for the restructuring charges. — Restructuring provisions of approximately 3.5 billion SEK, will impact the results in 2002, mainly in the 3rd quarter. — Write down of fixed assets by approximately 6.0 billion SEK in the 3rd quarter year 2002.

Telia ´s President and CEO Anders Igel comments:

The new strategy enables us to reach profitability and at the same time it gives us the opportunity to capture future market potential. It also makes it viable to turn the business around to positive cash flow during 2003 before the restructuring charges.

The development in the telecom market with lower expectations on broadband expansion, delay of 3G build out and insolvencies among carrier competitors has meant a dramatic development in the international carrier market. The turbulence has caused deterioration in market growth, increased market risk and lower asset values in the industry. Because of this market development it has been necessary to change the strategy of the Telia International Carrier business, which requires restructuring.

New strategy

In the light of the market development, the Board of Directors of Telia today announces the decision to change the strategy for Telia International Carrier. The new strategy is the result of the earlier announced comprehensive review of Telia’s international carrier business, carried out in order to clarify how the international carrier business can reach a positive cash flow as soon as possible.

The new strategic direction means that Telia International Carrier will focus on offering wholesale capacity and IP services to large customers over the profitable parts of the wholly owned European and the trans-Atlantic networks. Telia International Carrier will also continue to run the IP network and to maintain and operate its peering points and relationships in Europe and in the US. The international voice business will be focused to interconnect agreements and bilateral routes.

Restructuring program

As a consequence of the new business focus the operations will be restructured. The restructuring program includes that Telia will close down its Asian operation, close down the national UK voice reseller business and discontinue to offer domestic US capacity services. The co-location business will be terminated. The number of commercial points of presence will be significantly reduced. Telia will centralise its resources for sales, finance, administration and customer care to Sweden. The refocusing means a substantial scale down of the number of offices, technical facilities, operation and maintenance contracts as well as leased lines.

The new carrier will be able to conduct global business with less than 50 percent of today’s workforce of some 800 employees. The reduction will have effect on employees both inside and outside Sweden.

—   In this context it is important to stress that the pace and magnitude of the restructuring actions will be governed by the existing customer obligations, Anders Igel continues.

Financial consequences

The new international carrier operation is expected to reach a positive cash flow during 2003 adjusted for the restructuring charges.

The restructuring requires provisions of approximately 3.5 billion SEK, which will impact the results in 2002, mainly in the third quarter this year.

In the 2001 results Telia wrote down assets by 3.0 billion SEK given market conditions at the time. The market development and the limited scope of the new business have called for Telia to revaluate its assets. Hence, Telia will write down fixed assets by approximately 6.0 billion SEK in the third quarter 2002.

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About Telia International Carrier:

Telia International Carrier provides wholesale international IP, capacity and voice services to large customers at selected high volume destinations in Europe and in New York. Its services are based on the high capacity European and trans-Atlantic Viking Network, the IP network with peering points in Europe and the US and international voice switches in selected destinations.

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Forward-Looking Statements

This press release contains forward-looking statements regarding the timing of Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.